News Release

Zi Corporation Reports First Quarter Results

Zi Technology Revenue Up 23 Percent from Prior Year Period,
Business Unit's Operating Profit Up 189 Percent

CALGARY, AB, May 14, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced results for its first quarter ended March 31, 2004. President and CEO Michael D. Donnell said that the Company continued to make excellent progress executing its business plan as total revenues in the 2004 first quarter rose 21 percent year-over-year.

(Effective December 31, 2003, the Company initiated its financial reporting in conformity with U.S. GAAP. As of the period ending March 31, 2004, the Company's financial statements are in U.S. dollars; all monetary amounts in this news release are in U.S. dollars unless otherwise indicated.)

Zi Corporation total revenues in the 2004 first quarter were $3.0 million, up from $2.5 million in the 2003 first quarter, and the net loss for this year's first quarter was $1.5 million, or a loss of $0.04 per share, compared to a net loss of $1.1 million, or a loss of $0.03 per share, in the year-earlier period. This year's first quarter net loss included non-cash compensation expense of $1.0 million for the onetime issuance of restricted stock units to Michael Lobsinger, the Company's Chairman, and $435,000 for the issuance of non-employee stock options. The Company's net loss for the first quarter of 2004 before these two non-cash items was $55,000. Gross margin as a percentage of revenue in this year's first quarter was relatively unchanged at 96.2 percent compared to 97.0 percent in the 2003 first quarter.

The Company's Zi Technology business unit revenue grew 23 percent in the 2004 first quarter to $3.0 million from $2.4 million in the prior year's first quarter. Operating income in the Zi Technology unit rose approximately 189 percent in the quarter to approximately $706,000 from operating income of $244,000 in the 2003 first quarter.

"The year-over-year increase in revenue for the 2004 first quarter reflects continued strong demand for our products," Donnell said. "I am very encouraged by the market's acceptance of our new Version 6 of eZiText®, and by the fact that we are seeing good progress in our initiatives to win additional key customers and attract the interest of an increasing number of top tier players in our industry."

Zi's base of royalty paying customers increased 43 percent in this year's first quarter to 43, up from 30 in the prior year period. During the quarter, 84 new handset models embedded with eZiText were released into the market, bringing the total at March 31, 2004 to 482 compared to 249 for the year earlier period. The increase in the number of new handset models in the market relative to the increase in revenue reflects an industry practice of initially shipping limited quantities of new models until they have gained market acceptance.

Cash flow applied to operations was $413,000 in the first quarter of this year, which included $750,000 of cash used for the final scheduled installment under the settlement agreement with AOL. Cash applied to operations in the prior year period was $557,000. Excluding the final payment to AOL, operating cash flow in this year's first quarter would have been $337,000.

Over the next several years, wireless industry expansion will be driven by a number of key trends including continued growth in China, the industry's largest single market; exponential increases in new subscribers in emerging markets in Eastern Europe, Southeast Asia, India and Latin America; and from a high handset replacement rate as existing subscribers clamor for new value added features and improved usability. With Zi's strong market presence and customer base in China, its large and growing suite of language data bases and the pacesetting features of its technologies, the Company is well positioned to capture increasing market share as the worldwide wireless market expands in the coming years.

During the quarter, Zi continued to expand its customer base and the community of software development companies integrating Zi products into their platform software products for delivery to the global wireless markets. Comneon GmbH & Co., a wholly-owned subsidiary of Infineon Technologies AG (FSE/NYSE: IFX), selected Zi's predictive text technologies and is pre-integrating eZiText technology into its handset design software for use by original equipment and design manufacturers (OEMs and ODMs). Zi also announced that it has worked closely with Microsoft Corp. to develop a new software system designed to enable Zi's eZiText and eZiTap™ predictive text technologies to work seamlessly with the Microsoft Windows Mobile software for Smartphones. The new solution has been employed by Sierra Wireless (Nasdaq:SWIR) (TSX:SW) as part of its new line of Voq™ Professional Phone, which uses Windows Mobile 2003 software for Smartphones.

Another important trend emerging in the global wireless market is the increasingly important role that industry analysts are forecasting ODMs will play going forward. Some analysts are predicting that over time ODMs will account for about 50 percent of all handsets manufactured, and current analyst forecasts project that ODMs will produce 30 percent of all handsets made by next year.

The Company is focused on expanding its base of OEMs and ODMs. Through the first four months of this year, Zi announced six of the more than 104 OEMs and ODMs that have licensed its technologies. The handset manufacturers announced so far this year include Putian Youtong, a subsidiary of the largest electronic communications company in China, China Putian Corporation; Bluewinc Co., Ltd., Pos & Tech Inc., Sungil Telecom Co., Ltd., and Codial Tech Co. Limited, all located in Korea; and Hong Kong-based Advanced Wireless Group Limited.

This group of customers has licensed a combined total of 16 languages that will be used to address the wireless markets in Korea, India, Vietnam, Indonesia, Western Europe, Russia and other Eastern European countries. All six of these customers have a focus on penetrating the Chinese markets with the licensing of both traditional and simplified Chinese products. The commitment of these manufacturers to eZiText definitely expands and strengthens the Company's ability to deliver Zi-enabled, wireless solutions throughout the world.

The Company's balance sheet as of March 31, 2004, showed cash and cash equivalents of $2.2 million, total assets of $9.9 million, and shareholders' equity of $4.4 million.

Selling, general and administrative expense ("SG&A") in this year's first quarter was $3.3 million compared to $2.1 million in the prior year period. SG&A expense in the 2004 first quarter included the $1.4 million in non-cash compensation expense recognized upon issuance of the restricted stock units and non-employee stock options. Excluding these non-cash expenses, SG&A decreased $255,000 reflecting the Company's ongoing efforts to rationalize operations in order to achieve profitability and positive cash flow. Product research and development expense increased $188,000 year-over-year to $730,000 reflecting costs associated with work on developing new language databases.

Financial Highlights
Three Months Ended March 31,	2004	2003
(thousands of US$ except per share amounts)
Revenue	$3,029	$2,502
Gross margin	2,913	2,428
Net loss	(1,457)	(1,122)
Net loss before non-cash consultant compensation and non-cash compensation (1)	$(55)	$(655)
Net loss per share - basic and diluted	$(0.04)	$(0.03)

(1) Net income before non-cash consultant compensation ($435,157) and non-cash compensation ($966,858) is a non-GAAP measure of performance. This is presented solely as a supplemental disclosure as management believes it to be a relevant and useful measure to compare operating results between periods. This is not a measure of financial performance under the promulgations of generally accepted accounting principles ("GAAP"). This measure should not be considered in isolation from, or as a substitute for, net loss, operating loss or cash flows from operations determined in accordance with GAAP. Finally, this measure is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure for comparing performance amongst different companies.

Continued operation of Zi depends upon refinancing of debt obligations and achieving profitable operations in 2004. Selected notes to financial statements for the three months ended March 31, 2004 are included with this news release and provide more detailed information respecting these qualifications and contingencies.

Conference Call
As previously announced, Zi is conducting a conference call to review its financial results today at 11:30 AM EDT (Eastern). The dial-in number for the call in North America is 1-800-967-7185 and 1-719-457-2634 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, ecommerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

Zi Corporation

Consolidated Statements of Loss and Deficit

Three Months Ended March 31, (unaudited)	2004	2003	2003
(United States of America Dollars)		US GAAP	Cdn. GAAP
		(note 2)
Revenue
License and implementation fees	$2,970,611	$2,410,239	$2,410,239
Other product revenue	58,686	92,185	92,185
	3,029,297	2,502,424	2,502,424

Cost of sales
License and implementation fees	94,318	60,977	60,977
Other	21,739	13,594	13,594
	116,057	74,571	74,571
Gross margin	2,913,240	2,427,853	2,427,853

Operating expenses

Selling general and administrative	(3,271,037)	(2,123,879)	(2,123,879)
Litigation and legal	(141,008)	(103,426)	(103,426)
Product research and development	(729,652)	(541,179)	(541,179)
Depreciation and amortization	(219,045)	(416,307)	(416,307)
Foreign exchange gain	-	-	63,387
Operating loss before undernoted	(1,447,502)	(756,938)	(693,551)

Interest on long term debt	(332)	(3,871)	(3,871)
Other interest	(14,925)	(370,647)	(370,647)
Interest income and other income	5,705	9,378	9,378
Equity interest in loss of significantly influenced
company	-	-	-
Net loss	(1,457,054)	(1,122,078)	(1,058,691)
Deficit, beginning of period	(89,692,897)	(86,761,788)	(63,289,803)
Deficit, end of period	$(91,149,951)	$(87,883,866)	$(64,348,494)

Basic and diluted loss per share	$(0.04)	$(0.03)	$(0.03)
Weighted average common shares	39,375,382	38,006,031	38,006,031
Common shares outstanding, end of period	39,492,560	38,014,250	38,014,250

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Balance Sheets
		March 31,	December 31,
		2004	2003
(United States of America Dollars)		US GAAP
		(unaudited)
Assets		(note 2)	(note 2)
Current assets
Cash and cash equivalents		$2,169,813	$2,366,885
Accounts receivable - net allowance of $79,600 (December 31,
2003 - $	507,640)	3,570,377	4,053,451
Prepayments and deposits		672,810	399,767
Total current assets		6,413,000	6,820,103

Notes receivable		2,000,000	2,000,000
Capital assets - net		999,322	1,097,585
Intangible assets - net		471,020	587,720
Investment in significantly influenced company		-	-
		$9,883,342	$10,505,408

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$3,679,271	$4,099,307
Deferred revenue		732,375	1,099,573
Notes payable		1,000,000	1,000,000
Current portion of capital lease obligations		27,235	22,095
Total current liabilities		5,438,881	6,220,975

Capital lease obligations		17,923	3,340
		5,456,804	6,224,315

Contingent liabilities and going concern (notes 3 & 1)

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares
authorized and no shares issued or outstanding		-	-
Unlimited number of common shares, no par value, authorized,
39,492,560 (2003 - 39,371,560) issued and outstanding		96,317,523	94,713,461
Accumulated deficit		(91,149,951)	(89,692,897)
Accumulated other comprehensive loss		(741,034)	(739,471)
		4,426,538	4,281,093
		$9,883,342	$10,505,408

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows
Three Months Ended March 31, (unaudited)	2004	2003	2003
(United States of America Dollars)	US GAAP		Cdn. GAAP
		(note 2)
Net cash flow used in operating activities:
Net loss	$(1,457,054)	$(1,122,078)	$(1,058,691)
Items not affecting cash:
Loss on dispositions of capital assets	152	-	-
Depreciation and amortization	219,045	416,308	416,308
Non-cash consultant compensation	435,157	-	-
Non-cash compensation expense	966,858	-	-
Non-cash interest expense	-	50,517	50,517
Decrease (increase) in non-cash working capital	(577,203)	97,730	97,730
Cash flow used in operating activities	(413,045)	(557,523)	(494,136)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of
issuance costs	202,047	243,181	243,181
Settlement of note payable	-	(30,000)	(30,000)
Payment of capital lease obligations	19,723	(25,082)	(25,082)
Cash flow from (used in) financing activities	221,770	188,099	188,099

Cash flow from (used in) investing activities:
Purchase of capital assets	(854)	(158)	(158)
Proceeds from capital dispositions	-	2,451	2,451
Software development costs	(3,380)	(7,454)	(7,454)
Cash flow from (used in) investing activities	(4,234)	(5,161)	(5,161)

Effect of foreign exchange rate changes on cash
and cash equivalents	(1,563)	63,387	-
Net cash outflow	(197,072)	(311,198)	(311,198)
Cash and cash equivalents, beginning of period	2,366,885	3,386,532	3,386,532
Cash and cash equivalents, end of period	$2,169,813	$3,075,334	$3,075,334

Non cash financing activity
Equipment acquired under capital lease	$29,188	$-	$-

Components of cash and cash equivalents
Cash	$2,169,813	$3,075,334	$3,075,334
Cash equivalents	$-	$-	$-

Supplemental cash flow information
Cash paid for interest	$15,257	$374,518	$374,518

See accompanying notes to consolidated financial statements.

Selected Notes to the Consolidated Financial Statements

For the three months ended March 31, 2004

1.     GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable on terms described in note 7 to the Company's March 31, 2004 unaudited consolidated financial statements and notes. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing.

Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

2.     SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 11 to the Company's March 31, 2004 unaudited consolidated financial statements and notes. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003, which were prepared in US GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements. Effective March 31, 2004, the Company initiated reporting in US dollars, with comparative periods restated to US dollars.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements were refiled to reflect the effects of the change to US GAAP.

3.     CONTINGENT LIABILITIES

The $9 million damages judgement awarded to Tegic Communications Inc. was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs in 2002 and $0.75 million was paid on January 2, 2004.